Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Third Quarter of 2013

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the nine-month period ended on September 30, 2013, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		3Q 2013	2Q 2013	(Decrease)	3Q 2012	(Decrease)
Revenue*	Specified Quarter	5,823,129	7,608,110	(23.46)	7,238,069	(19.55)
	Cumulative Basis	20,766,401	14,943,272	-	21,593,504	(3.83)

Operating Income	Specified Quarter	175,532	291,309	(39.74)	781,265	(77.53)
	Cumulative Basis	810,977	635,444	-	2,176,513	(62.74)

Income before	Specified Quarter	195,654	307,884	(36.45)	767,976	(74.52)
Income Tax Expense	Cumulative Basis	851,757	656,103	-	2,178,921	(60.91)

Net Income	Specified Quarter	126,005	193,174	(34.77)	579,779	(78.27)
	Cumulative Basis	570,395	444,389	-	1,673,369	(65.91)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	86,377	148,223	(41.72)	525,532	(83.56)
	Cumulative Basis	444,723	358,346	-	1,493,434	(70.22)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”) and reflects applicable amendments to the K-IFRS that were declared effective as of January 1, 2013.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Third Quarter of 2013

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the nine-month period ended on September 30, 2013, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		3Q 2013	2Q 2013	(Decrease)	3Q 2012	(Decrease)
Revenue*	Specified Quarter	4,106,532	4,926,673	(16.65)	5,011,360	(18.06)
	Cumulative Basis	14,354,017	10,247,485	-	15,413,613	(6.87)

Operating Income	Specified Quarter	53,599	199,247	(73.10)	549,022	(90.24)
	Cumulative Basis	463,280	409,681	-	1,441,058	(67.85)

Income before	Specified Quarter	72,849	239,546	(69.59)	535,451	(86.39)
Income Tax Expense	Cumulative Basis	507,512	434,663	-	1,460,835	(65.26)

Net Income	Specified Quarter	41,611	194,498	(78.61)	477,918	(91.29)
	Cumulative Basis	428,227	386,616	-	1,320,789	(67.58)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	41,216	194,215	(78.78)	477,721	(91.37)
	Cumulative Basis	427,284	386,068	-	1,320,097	(67.63)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

The above figures are prepared in accordance with the K-IFRS and reflects applicable amendments to the K-IFRS that were declared effective as of January 1, 2013.

The figures for revenue, operating income and income before income tax expense exclude the results of certain discontinued operations relating to the horizontal spin-off of the credit card business of Woori Bank.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.